Exhibit 99.1

Ballard Publishes its 2023 ESG Report

VANCOUVER, BC, June 10, 2024 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today releases its 2023 Environmental, Social, and Governance (ESG) Report, highlighting progress across Ballard's 2023 ESG performance and articulating an ongoing commitment to transparency and environmental leadership in the fuel cell industry.

The report captures performance metrics in the pursuit of Ballard's sustainability commitments and supporting initiatives. Related information regarding Ballard's ESG governance, risk management, and performance are also outlined within this report.

Highlights from the 2023 ESG Report include:

  98% of global buildings use renewable electricity
  33% reduction in building emissions directly related to reducing natural gas consumption
  37% estimated decrease in energy intensity per employee
  Conducted our first global diversity census and inclusivity survey
  Launched DEI Council to support advancing a more inclusive workplace culture
  Increased female representation at the senior leadership level to 43%1
  Expanded our greenhouse gas emissions inventory to include direct material purchases
  Outline of the Company's plan to be carbon neutral by 2030, including key goals for driving decarbonization of corporate emissions

"At Ballard, we are commercialzing innovative solutions that put hydrogen-powered fuel cell products into the hands of our customers, aiding in the global transition to clean and secure energy. While we are excited to be an enabler for customers to realize their decarbonization plans, we are also steadfast in our commitment to sustainability in our own operations," stated Randy MacEwen, Ballard's President & CEO.

Ballard is committed to ESG reporting best practices.  For its 2023 report, Ballard continued to align its disclosures to the internationally recognized ESG reporting standards of the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB) under the sector standard for 'Fuel Cell and Industrial Batteries'.

To view Ballard's 2023 ESG Report, and for more information regarding the Company's sustainability commitments, please visit www.ballard.com/about-ballard/our-sustainability

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated performance and environmental impact of our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

___________________
[1] Senior leadership is defined as Director and Vice President level employees

View original content to download multimedia:https://www.prnewswire.com/news-releases/ballard-publishes-its-2023-esg-report-302168688.html

SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2024/10/c4072.html

%CIK: 0001453015

For further information: Kate Igbalode - VP Corporate Finance & Investor Relations +1.604.453.3939 or investors@ballard.com; Jennifer Nakata - Director, Environmental Social and Governance +1.604.453.3773 or sustainability@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:30e 10-JUN-24